SECURI[...] 09042225 [...]MISSION

AN[...] [...]ORT

FORM X-17A-5
PART III

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SEC FILE NUMBER
8-32699

SEC
Mail Processing
Section
DEC 29 2009
Washington, DC
121

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/08 (MM/DD/YY) AND ENDING 10/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ponder Securities, Inc

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

217 West Monroe Street
(No. and Street)

Herrin (City) Illinois (State) 62948 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Timmermann (618) 942-7321
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blackman Kallick Bartelstein LLP
(Name – if individual, state last, first, middle name)

10 South Riverside, Suite 900 (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section [illegible]

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Timmerman, affirm that, to the best of my knowledge and belief the accompanying statement of finan condition pertaining to the firm of Ponder Securities, Inc, as of 10\31\09 is true and correct. I furt affirm that neither the company nor any partner, proprietor, principal officer or director has any propriet interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

28th day of December 2009

Carla Yates
Notary Public

OFFICIAL SEAL
CARLA YATES
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:01/22/13

Signature

John Timmermann
President

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3)

Ponder Securities, Inc.

Financial Statements for the Year Ended October 31, 2009

Ponder Securities, Inc.

Year Ended October 31, 2009

Contents

	Reference	Page
Independent Auditor's Report		1
Statement of Financial Condition	Exhibit A	2
Statement of Income	Exhibit B	3
Statement of Changes in Stockholder's Equity	Exhibit C	4
Statement of Cash Flows	Exhibit D	5
Notes to Financial Statements		6-7
Independent Auditor's Report on Supplemental Information Required by Rule 17a-5 of the Securities and Exchange Commission		8
Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934		9-14
Independent Auditor's Report on Internal Control		15-16

Blackman Kallick

Blackman Kallick, LLP
10 South Riverside Plaza, 9th Floor
Chicago, IL 60606

Phone 312-207-1040

Independent Auditor's Report

Board of Directors
Ponder Securities, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of **Ponder Securities, Inc.** as of October 31, 2009, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Ponder Securities, Inc.** as of October 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles accepted in the United States of America.

As explained in Notes 1 and 3 to the financial statements, **Ponder Securities, Inc.** is the wholly owned subsidiary of Ponder & Co. and all consulting and administrative services of the Company are provided by the Parent Company.

Blackman Kallick, LLP

December 23, 2009

Ponder Securities, Inc.

Statement of Financial Condition

October 31, 2009

Assets

Current Assets - Cash	$	15,000

Stockholder's Equity

Stockholder's Equity		
Common stock - No par value; authorized, issued and outstanding - 1,000 shares	$	8,000
Retained earnings		7,000
Total Stockholder's Equity	$	15,000

The accompanying notes are an integral part of the financial statements.

Ponder Securities, Inc.

Statement of Income

Year Ended October 31, 2009

Revenue - Fees	$	2,323,282
Expenses - Fees paid to Ponder & Co.		2,323,282
Net Income	$	-

The accompanying notes are an integral part of the financial statements.

Ponder Securities, Inc.

Statement of Changes in Stockholder's Equity

Year Ended October 31, 2009

	Total	Common Stock Shares	Common Stock Amount	Retained Earnings
Balance, Beginning and End of Year (No change during current fiscal year)	**$ 15,000**	**1,000**	**$ 8,000**	**$ 7,000**

The accompanying notes are an integral part of the financial statements.

Ponder Securities, Inc.

Statement of Cash Flows

Year Ended October 31, 2009

Cash Flows from Operating Activities - Net income	$	-
Cash, Beginning of Year		15,000
Cash, End of Year	**$**	**15,000**

The accompanying notes are an integral part of the financial statements.

Note 1 - Industry Operations

Ponder Securities, Inc. (the Company) is a registered securities broker-dealer company that provides investment banking and financial advisory services to not-for-profit hospitals throughout the United States of America. These services are provided in conjunction with consulting services provided by Ponder & Co. (the Parent Company), an Illinois subchapter S corporation, the Company's sole stockholder.

Note 2 - Summary of Significant Accounting Policies

Cash

The Company maintains its cash in a bank account, which at times may exceed federally insured limits. The Company has not experienced any losses in such account. The Company believes it is not exposed to any significant credit risk on cash.

Income Taxes

The Company files a consolidated return with its Parent Company.

In July 2006, the Financial Accounting Standards Board (FASB) issued an interpretation that clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. The interpretation also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosures and transition. The FASB recently deferred the effective date of the interpretation for non-public enterprises, such as the Company to fiscal years beginning after December 15, 2008. The Company does not expect the interpretation to have a material effect on its financial statements.

The Company currently accounts for tax positions under a contingent loss model. This model requires the recognition of a tax liability when it is both (1) probable that it has been incurred as of year-end and (2) the amount can be reasonably estimated.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

For transactions related to the Company's customer bond offerings, revenue is recognized once a bond purchase agreement has either been signed or the sale of the bonds has been completed. For interest swap or derivative financing transactions, revenue is recognized once the Company's customers and financial institutions execute the transaction.

Note 2 - Summary of Significant Accounting Policies (Continued)

Subsequent Events

The company has evaluated subsequent events through December 21, 2009, the date the financial statements were available to be issued.

Note 3 - Related Party Transactions

By agreement, the Company pays a fee to its Parent Company that approximates revenue received. The Parent Company pays all compensation, which is transactionally based. Other expenses of the Company are negligible and are paid by the Parent Company.

Note 4 - Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Per this rule, the Company, as a broker-dealer, is required to maintain "net capital" of 6 2/3% of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined.

Net capital and net capital requirements change from day to day but, as of October 31, 2009, the Company had net capital and net capital requirements of approximately $15,000 and $5,000, respectively. The net capital rule may effectively restrict the payment of dividends.

Blackman Kallick

Blackman Kallick, LLP
10 South Riverside Plaza, 9th Floor
Chicago, IL 60606

Phone 312-207-1040

Independent Auditor's Report on Supplemental Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Ponder Securities, Inc.
Chicago, Illinois

We have audited the accompanying financial statements of **Ponder Securities, Inc.** as of and for the year ended October 31, 2009, and have issued our report dated December 23, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplementary information is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Blackman Kallick, LLP

December 23, 2009

Ponder Securities, Inc.

Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

October 31, 2009

Broker or Dealer: Ponder Securities, Inc.	As of October 31, 2009

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

1	Total ownership equity from Statement of Financial Condition - Item 1800			$ 15,000	[3480]
2	Deduct: Ownership equity not allowable for net capital			$ -	[3490]
3	Total ownership equity qualified for net capital			$ 15,000	[3500]
4	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			$ -	[3520]
	B. Other (deductions) or allowable credits (List)			$ -	[3525]
5	Total capital and allowable subordinated liabilities			$ 15,000	[3530]
6	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ -	[3540]		
	1 Additional charges for customers' and non-customers' security accounts	$ -	[3550]		
	2 Additional charges for customers' and non-customers' commodity accounts	$ -	[3560]		
	B. Agreed fail-to-deliver	$ -	[3570]		
	1 Number of items _______[3450]				
	C. Aged short security differences less reserve of $_________[3460] number of units __________[3470]	$ -	[3580]		
	D. Secured demand note deficiency	$ -	[3590]		
	E. Commodity futures contracts and spot commodities-proprietary capital charges	$ -	[3600]		
	F. Other deductions and/or charges	$ -	[3610]		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(e)(x)	$ -	[3615]		
	H. Total deduction and/or charges			$ -	[3620]
7	Other additions and/or allowable credits (List)			$ -	[3630]
8	Net capital before haircuts on securities positions			$ 15,000	[3640]

See independent auditor's report on supplemental information.

9	Haircuts on securities				
	(computed, where applicable, pursuant to 15c3-1(f):				
	A. Contractual securities commitments	$ -	[3660]		
	B. Subordinated securities borrowings	$ -	[3670]		
	C. Trading and investment securities:				
	1 Bankers' acceptances, certificates of deposit and common paper	$ -	[3680]		
	2 U.S. and Canadian government obligations	$ -	[3690]		
	3 State and municipal government obligations	$ -	[3700]		
	4 Corporate obligations	$ -	[3710]		
	5 Stocks and warrants	$ -	[3720]		
	6 Options	$ -	[3730]		
	7 Arbitrage	$ -	[3732]		
	8 Other securities	$ -	[3734]		
	D. Undue concentration	$ -	[3750]		
	E. Other (List)	$ -	[3736]	-	[3740]
10	Net capital			$ 15,000	[3750]

OMIT PENNIES

See independent auditor's report on supplemental information.

Ponder Securities, Inc.

Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

October 31, 2009

Broker or Dealer: Ponder Securities, Inc. — As of October 31, 2009

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11	Minimum net capital required (6 2/3% of line 19)	$ -	[3756]
12	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note A	$ 5,000	[3758]
13	net capital requirement (greater of line 11 or line 12)	$ 5,000	[3760]
14	Excess net capital (line 10 less line 13)	$ 10,000	[3770]
15	Excess net capital at 100% (line 10 less 10% of line 19)	$ 15,000	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16	Total A.I. liabilities from statement of financial condition			$ -	[3790]
17	Add:				
	A. Drafts for immediate credit	$ -	[3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$ -	[3810]		
	C. Other unrecorded amounts (List)	$ -	[3820]	$ -	[3830]
18	Total aggregate indebtedness			$ -	[3840]
19	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% -	[3850]
20	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			% -	[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21	2% of combined aggregate debt items (or $250,00 or greater) as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ -	[3870]
22	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note A	$ -	[3880]
23	Net capital requirement (greater of line 21 or line 22)	$ -	[3760]
24	Excess capital (line 10 less line 23)	$ -	[3910]
25	Net capital in excess of the greater of:		
	A. 5% of combined aggregate debit items	$ -	[3920]

See independent auditor's report on supplemental information.

NOTES

A The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:
   1 Minimum dollar net capital requirement or
   2 6 2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used

B Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities, which were included in non-allowable assets.

C For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Broker or Dealer: Ponder Securities, Inc. As of October 31, 2009

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

EXEMPTIVE PROVISIONS

26 If an exemption from Rule 15c3-3 is claimed, identify below the section on which such exemption is based (check only one)			
A. (k)(1) — $2,500 capital category as per Rule 15c3-1	$	-	[4550]
B. (k)(2)(A) — Special account for the exclusive benefit of customers maintained	$	-	[4560]
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis Name of clearing firm________________ [4335]	$	-	[4570]
D. (k)(3) — Exempted by order of the Securities and Exchange Commission	$	-	[4580]

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

State the market valuation and number of items of:

1 Customers fully paid securities and excess margin securities not in the respondents possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frame specified under Rule 15c3-3 Notes A and B	$	-	[4586]
A. Number of items		-	[4587]
2 Customers fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from temporary lags, which result from normal business operations as permitted under Rule 15c3-3 Notes B, C and D	$	-	[4588]
A. Number of items		-	[4589]
3 The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 Yes________[4584]	No	-	[4585]

OMIT PENNIES

See independent auditor's report on supplemental information.

NOTES

A Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent with the time frames specified under Rule 15c3-3.

B State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D Item two must be responded to only with report, which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date rather than with the remainder of this report. This information may be required on a more frequent basis by the Securities and Exchange Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

Blackman Kallick

Blackman Kallick, LLP
10 South Riverside Plaza, 9th Floor
Chicago, IL 60606

Phone 312-207-1040

Independent Auditor's Report on Internal Control

Board of Directors of
Ponder Securities, Inc.
Chicago, Illinois

In planning and performing our audit of the financial statements of **Ponder Securities, Inc.** (the Company) as of and for the year ended October 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment of securities under Section 8(b) of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in the internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including controls for safeguarding securities that we consider to be material weaknesses as defined above.

Our review indicated that Ponder Securities, Inc., although not exempt from Rule 15c3-3, had no reporting requirements because it did not transact business in securities directly with or for other members of a national securities exchange and did not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4) and that, as of October 31, 2009, no facts came to our attention to indicate such conditions were not complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of October 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Blackman Kallick, LLP

December 23, 2009

Blackman Kallick

10 South Riverside Plaza
9th Floor
Chicago, IL 60606

Phone 312-207-1040
Fax 312-207-1066

BlackmanKallick.com